Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in
 the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Premier Core Value
Fund and Dreyfus Premier Limited Term High Yield Fund,
 each a series of The Dreyfus/Laurel Funds Trust
(the "Trust"), (collectively the "Funds"), complied
with the requirements of subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of 1940
(the Act) as of March 31, 2008.  Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2008 and with respect to agreement of
security purchases and sales, for the period from
December 31, 2007 (the date of our last examination)
 through March 31, 2008:
1. 	Examination of Mellon Bank N.A.'s
("the Custodian") security position reconciliations
for all securities held by sub custodians and in book
 entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities
 held in safekeeping by Custodian but not included in 1)
 and 2) above;
4.	Reconciliation between the Funds' accounting
records and the custodian's records as of March 31,
2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Funds
as of March 31, 2008 with brokers, and where responses
were not received, an inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the
Funds as of March 31, 2008 to documentation of
corresponding subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two
purchases and two sales or maturities for the period
December 31, 2007 (the date of our last examination)
through March 31, 2008, to the books and records of the
Funds noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period January 1, 2007 through December 31, 2007 and
noted no negative findings were reported in the areas
of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
 IV Control Objectives, Controls, and Tests of
Operating Effectiveness of the SAS 70 Reports, have
remained in operation and functioned adequately from
January 1, 2008 through March 31, 2008. In addition,
we obtained written representation from the Custodian
confirming the above.
We believe that our examination provides a reasonable
basis for our opinion.  Our examination does not
provide a legal determination on the Funds' compliance
 with specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of March 31, 2008, with respect to securities
reflected in the investment accounts of the Funds is
fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees of the
Funds and the Securities and Exchange Commission and
is not intended to be and should not be used by anyone
 other than these specified parties.
/s/KPMG LLP
New York, New York
June 27, 2008






June 27, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Premier Core Value Fund and
Dreyfus Premier Limited Term High Yield Fund, each a series of The Dreyfus/Laurel Funds Trust,
(collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
 Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 2008 and from December
31, 2007 through March 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
 Company Act of 1940 as of March 31, 2008 and from
December 31, 2007 through March 31, 2008 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Robert Salviolo
Assistant Treasurer